UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 4, 2022

(Date of earliest event reported)

Atlis Motor Vehicles, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	OTHER EVENTS

Although not required under Regulation A, Atlis Motor Vehicles, Inc. (the “Company”) is submitting the attached Exhibit 99.1, which contains the unaudited financial statements of the Company for the first quarter of 2022. These financial statements are being submitted as an update to the financial statements that were previously disclosed in the Company’s Form 1-A POS Post Effective Amendment No. 7 to the Offering Circular, qualified on July 22, 2022.

Exhibits Number	Description
99.1	Unaudited Condensed Interim Financial Statements as of March 31, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc.
By:	/s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: August 4, 2022